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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
    (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Stonex International Securities, Inc__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1220 Brickell Ave Suite 200__
(No. and Street)

__Miami__	__FL__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Everardo Vidaurri__	__305-377-8008__	__henry.uriarte@stonex.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Kaufman Rossin & Co P.A.__
(Name – if individual, state last, first, and middle name)

__3310 Mary Street Suite 501__	__Miami__	__FL__	__33133__
(Address)	(City)	(State)	(Zip Code)

__10/16/2003__	__137__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Everardo Vidaurri_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _StoneX International Securities, Inc_____, as of _____December 31_____, 2 _025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

_Chief Executive Officer_____

_____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STONEX INTERNATIONAL SECURITIES, INC

(SEC I.D. No. 8-67840)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025, AND REPORT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

.

StoneX International Securities, Inc.

Statement of Financial Condition

DECEMBER 31, 2025

STONEX INTERNATIONAL SECURITIES, INC

C O N T E N T S

	Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of StoneX International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StoneX International Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StoneX International Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of StoneX International Securities, Inc.'s management. Our responsibility is to express an opinion on StoneX International Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StoneX International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as StoneX International Securities, Inc.'s auditor since 2009.

Miami, Florida
March 27, 2026



STONEX INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,811,667
COMMISSIONS RECEIVABLE		18,493
MUTUAL FUND FEES RECEIVABLE		155,013
CLEARING FIRM DEPOSIT, RESTRICTED CASH		200,000
OTHER ASSETS		225,243
RIGHT OF USE ASSET		2,208,615
DUE FROM RELATED PARTY		37,691
PROPERTY AND EQUIPMENT, NET		120,302
	$	4,777,024

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	473,658
Accounts payable and accrued liabilities		121,480
Bonus payable		50,000
Lease liability		2,534,738
Due to related party		491,854
Total liabilities		3,671,730
CONTINGENCIES		
STOCKHOLDER'S EQUITY		1,105,294
	$	4,777,024

See accompanying notes

2

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

On October 17, 2025, Intercam Securities, Inc. changed its corporate name to StoneX International Securities, Inc. (the "Company"). The name change was approved by the Company's President and shareholder and became effective on October 20, 2025, upon the filing of an amendment to the Company's Articles of Incorporation with the Florida Secretary of State.

The Company was incorporated in the State of Florida on September 19, 2007. On July 23, 2008, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker-dealer and is registered with the U.S. Securities and Exchange Commission ("SEC"). The Company is registered to conduct business in the States of Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Michigan, New Jersey, New York, Oklahoma, Oregon, South Carolina, South Dakota, Texas, Utah, Virginia, Washington, and Wyoming.

During 2025, the Company was acquired by StoneX Group Inc. (the "Parent") through a stock purchase transaction, resulting in a change in control. Prior to the acquisition, the Company was a wholly owned subsidiary of Intercam Holdings, Inc.. The Company did not elect pushdown accounting in connection with the transaction. Accordingly, the accompanying financial statements reflect the historical carrying amounts of the Company's assets and liabilities.

The Company executes securities transactions for customers and other broker-dealers on a riskless principal basis, earning a spread. The Company also effects transactions in equities, mutual funds, corporate debt securities, U.S. government securities, put and call options, private placement securities including non-traded Real Estate Investment Trusts (REITS), and variable life insurance and annuity products in an agency capacity and charges commission. The Company's customers primarily reside in Mexico. In addition, the Company may participate in group underwriting activities.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. At December 31, 2025 the Company's uninsured cash balance approximated $464,000. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clearing Firm Deposit, Restricted Cash

Clearing firm deposit, restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions and are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. Accordingly, the Company has not provided an allowance for credit losses as of December 31, 2025. The opening balance in this account as of January 1, 2025, was $18,041 and had no allowance for credit losses.

Mutual Funds Receivable

Mutual fund fees receivable represents 12b-1 and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients and are stated net of a provision for credit losses, which is estimated based upon the evaluation of historical loss experience and management's forecasts. The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received. It is the Company's policy to review, as necessary, the credit standing of the counterparties, and the Company has had no historical experience of credit loss. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2025. The opening balance in this account as of January 1, 2025 was $282,240 and had no allowance for credit losses.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company classifies its revenues into the following categories:

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date on which the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Riskless Principal Transactions. The Company buys and sells securities on behalf of its customers through riskless principal transactions, resulting in little to no market risk to the Company. Each time customers enter into a buy or sell transaction; the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

Mutual Fund Fees. The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients. In general, these fees are in the form of l2b-l payments and retrocession fees. These fees are generally based on the average daily market value of client assets held in a company's mutual fund. The fees are paid monthly or quarterly.

The Company believes that its performance obligation is the sale of securities to investors, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 2 thru 7 years or the term of the lease for leasehold improvements.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding right of use ("ROU") asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These variable costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and lease liabilities, the Company uses its incremental borrowing rate based on the information available as of the lease commencement date. Lease cost for lease payments is recorded on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Segment Reporting

The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1.   The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on total assets and regulatory net capital, which are the same amounts in all material respects as those reported on the accompanying Statement of Financial Condition

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method, whereby, deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax assets considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition..

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 consisted of the following:

Furniture and fixtures	$	86,278
Office equipment		168,198
Leasehold improvements		72,738
		327,214
Less: Accumulated depreciation and amortization		(206,912)
	$	120,302

NOTE 3.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined.   At December 31, 2025, the Company's "Net Capital" was $564,786, which exceeded the requirements by 467,245, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.59 to 1.

NOTE 4.   LEASES

The Company is obligated under a non-cancelable operating lease for their office facility in Miami, FL. The lease expires on April 31, 2031. The lease is secured by a non-interest-bearing security deposit of $45,000, included in other assets in the accompanying statement of financial condition. The lease provides for increases in future minimum annual rent payments based on defined increases in the lease agreements and requires the Company to pay its share of real estate taxes, insurance, and shared common area maintenance.

NOTE 4.　　LEASES (Continued)

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liability as of December 31, 2025:

2026		547,876
2027		564,328
2028		581,279
2029		598,731
2030		616,682
Thereafter		215,324
Total minimum lease payments		3,124,220
Less Imputed interest		(589,482)
Present Value of the lease liabilities	$	2,534,738

Operating lease term and discount rate

Remaining lease term (years)	5.33
Discount rate	8.06%

NOTE 5.　　RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2025, cash and cash equivalents of $1,306,885, clearing firm deposit, restricted cash of $200,000, and commission receivables of $18,493 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5.   RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully, losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing firm and the Company seek to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing firm monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. In addition, the Company reviews margin levels on an as needed basis.

NOTE 6.   RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Effective June, 1, 2024, the Company amended an existing expense sharing agreement with StoneX International Advisors, Inc., formerly known as Intercam Advisors, Inc. ("Advisors"). Advisors is related to the Company by virtue of common ownership. Advisors agreed to reimburse the Company certain rents, salaries, employee expenses, communication and office expenses, market data and dues and subscriptions. At December 31, 2025, $37,691 is owed to the Company from Advisors.

The Parent process the Company's payroll directly, and will soon process the Company's accounts payable and employee reimbursements all through an intercompany liability account. At December 31, 2025, the Company owed the parent $491,854 for the payroll processing performed in 2025 as reflected by due to related party in the accompany statement of financial condition.

NOTE 7.   INCOME TAXES

During its calendar year, on October 17, 2025, the Company was acquired by StoneX Group Inc. The Company is included in the consolidated federal income tax return and combined Florida return filed by Intercam Holdings, Inc. through October 16, 2025 and in the consolidated federal income tax return and consolidated state returns to be filed by StoneX Group Inc. after October 16, 2025. The Company computes its federal and state tax provision on a separate company basis. With the change in ownership effective on October 16, 2025, approximately $1,656,000 of prior to change in control net operating loss carryforwards were determined to be lost under IRC section 382 limitations. At December 31, 2025, the Company has approximately $836,000 of net operating loss carryforwards, which have no expiration. At December 31, 2025, the company has a net deferred tax asset of $342,040 which has been offset by a valuation allowance of the same amount resulting in no balance recorded.

NOTE 8.   EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k)-profit sharing plan ("the Plan") that covers substantially all full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

NOTE 9.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

On February 3, 2025 the Company signed an amended clearing agreement with Pershing LLC. Under terms of the agreement clearing, execution, and other service fees were amended, such that a quarterly minimum fee of $62,500 for clearing, execution, and other fees shall be paid to Pershing. An increase in the clearing deposit to $200,000, and extends the agreement for five years with automatic renewal for an additional five years unless otherwise terminate by either party. In addition, the following termination fees would apply:

Delivery Date of Notice of Termination	Termination Fee
In year 1	$350,000
In year 2	$250,000
In year 3	$150,000
In year 4	$100,000

In year five and thereafter, the Company shall pay Persing reasonable and documentable de-conversion related expenses, and a fee of $275 for each account remaining on the Pershing platform after the removal of Broker records from all Systems on the Pershing platform.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 27, 2026 which is the date the financial statements were issued.

Subsequent to year-end, the Company conducted an evaluation of its regulatory capital and determined that additional capital was needed to continue funding operations. Accordingly, the Company's Parent contributed $1,000,000 to the Company on February 20, 2026.